UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2019
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 6, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Form 51 - 102F3
Material Change Report

1.	Name and Address of Company
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
St. Laurent, Québec H4M 2X5

2.	Date of Material Change
June 6, 2019.

3.	News Release
Intertape Polymer Group Inc. (“Intertape”) issued a press release with respect to the material change described below on June 6, 2019 via GlobalNewswire.

4.	Summary of Material Change
Ms. Dahra Granovsky has been appointed to the Board of Directors of Intertape.

5.	Full Description of Material Change

5.1	Full Description of Material Change
At a meeting of the Board of Directors of Intertape held on June 6, 2019, Ms. Dahra Granovsky was appointed to the Board of Directors of Intertape.
Ms. Granovsky currently serves on the Board of Directors of Hammond Power Solutions and Atlantic Packaging Product Ltd., and she formerly served as a director of Redknee Solutions. Ms. Granovsky is the Chief Executive Officer of Beresford Accurate Folding Cartons, a folding carton packaging company; and the Managing Director of Chem-Ecol, a lubricant company; Dahra formerly held executive management roles as the President of Atlantic Packaging Products, a manufacturer of corrugated packaging and paper bags with paper mills and recycling services.
The appointment of Ms. Dahra Granovsky brings the independent directors of the Board to seven of nine total members.

5.2	Disclosure for Restructuring Transactions
Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
The senior officer who can answer questions regarding this report is Mr. Jeffrey Crystal, Chief Financial Officer of Intertape. Mr. Crystal can be reached at (866) 202-4713.

9.	Date of Report
June 6, 2019.